FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒            Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes             ☐            No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE S.A.

Results of the exercise of titles representing share ownership rights (Warrants) — 6th Exercise (27/6/2016)

Further to the announcement of NATIONAL BANK OF GREECE S.A. (hereinafter “the Bank”) dated 17.6.2016 regarding the exercise process of the titles representing share ownership rights (hereinafter the “Warrants”), the Bank announces that no Warrant on shares issued by the Bank and owned by the Hellenic Financial Stability Fund (HFSF) has been exercised.

Accordingly, the issued Warrants currently outstanding now amount to 245,745,725 and correspond to 134,820,022 shares of the Bank owned by the HFSF, as detailed in the table below:

Number of warrants issued and currently outstanding	245,745,725
Multiplier (number of NBG shares corresponding to the exercise of 1 warrant)	0.54861592129144
Number of common shares owned by the HFSF to which warrants are attached	134,820,022
Number of other common shares owned by the HFSF	3,559,869,160
Number of common shares owned by private investors	5,452,462,345
Total number of common shares	9,147,151,527

Athens, 28 June 2016

All data and information herein are provided solely for the purposes of information and compliance with legal obligations of National Bank and do not, in any way, constitute provision of investment advice or invitation for investment in the above mentioned securities.

Certain of the information contained herein regarding the warrants are based on the current legislative framework which may change in the future. NBG does not assume any liability for any changes in the legislative framework governing the Warrants.

This release contains certain forward-looking statements, which involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. NBG disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

This release is not an offer of securities for sale in the USA, Australia, Canada, South Africa, Japan or in any jurisdiction in which such offer would be unlawful. Securities may not be offered or sold in the USA without registration under the US Securities Act of 1933 (the “Securities Act”), unless they exempt from registration. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. The securities referred to herein have not been and will not be registered under the Securities Act or in accordance with the applicable laws of Australia, Canada, South Africa or Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: June 28th, 2016
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: June 28th, 2016
Director, Financial Division